MONTHLY REPORT - JUNE, 2009
                             Global Macro Trust
             The net asset value of each unit as of June 30, 2009
              was $1,190.18, down 2.49% from $1,220.63 per unit
                           as of May 31, 2009.

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (780,888.735       $ 10,618,676      942,554,498    953,173,174
   units) at May 31, 2009
Addition of 0.00 units on                     0                0              0
   June 1, 2009
Redemption of 7,705.080 units on             (0)      (9,170,432)    (9,170,432)
   June 30, 2009*
Net Income (Loss) - June, 2009         (206,676)     (23,300,538)   (23,507,214)
                                   -------------  --------------  --------------
Net Asset Value at June 30,        $ 10,412,000      910,083,528    920,495,528
   2009                            =============  ==============  ==============
Net Asset Value per Unit at
June 30, 2009 (773,407.335
units inclusive of 223.680
additional units.)                                 $    1,190.18

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $  (79,325,647)  (103,015,198)

      Change in unrealized gain (loss) on open        61,088,786     (2,669,394)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.       (963,457)    (6,275,451)
         Treasury obligations


   Interest income                                    1,178,537      7,803,002

   Foreign exchange gain (loss) on margin               (75,000)       222,734
      deposits
                                                  --------------  -------------
Total: Income                                       (18,096,781)  (103,934,307)

Expenses:
   Brokerage commissions                              5,135,146     33,365,428

   20.0% New Trading Profit Share                             0         31,726

   Custody Fees                                          51,921        104,412

   Administrative expense                               223,366      1,398,817
                                                 ---------------  -------------
Total: Expenses                                       5,410,433     34,900,383

Net Income (Loss) - June, 2009                    $ (23,507,214)  (138,834,690)


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                       July 9, 2009


Dear Investor:

Global Macro Trust ("GMT") was down 2.49% for June, 2009. Year-to-date the Trust is down 13.19%.

Losses from trading interest rate, and to a lesser extent metal and energy futures accounted for the month's loss. Currency and agricultural commodity trading were modestly profitable, while equity trading was flat.

Rumors that the Fed might raise rates before the end of the year sent short-term interest rates higher early in the month, resulting in losses on long positions in U.S. Treasury 2-year notes, eurodollars and short-term British rates. Metal prices were volatile during the month. In particular, reports that China has drastically curtailed its silver purchases caused prices to drop sharply, producing a loss from a long position. On the industrial front, a rise in aluminum prices and fluctuations in inventories generated losses from a short position. Long positions in high yield currencies, especially Australian and New Zealand dollars, showed profits as risk aversion abated somewhat.

There were no clear pricing trends exhibited in the global markets during June. While equities and commodities rallied strongly in the second quarter, the moves began to lose momentum in June. For example, the commodity rally was supported in the quarter by signs that the economic declines in emerging and developed economies were slowing, by Chinese growth prospects being upgraded by the World Bank, by Chinese commodity hoarding, and by heavy inflows into commodity funds in expectation of economic recovery and as an inflation hedge. However, by June, a strengthening dollar and perceptions that commodities and stocks may have gone too far too fast surfaced. Similar price action characterized other sectors-equities, currency, interest rates-as well.

It should be noted that the magnitude and duration of the current drawdown is a normal characteristic of the strategy. The core trading strategy, long-term trend following, accounts for over two-thirds of portfolio risk. The other one-third of portfolio risk is allocated to shorter term strategies with low correlation to the core approach. The models attempt to align our positions with major trends and stay with positions until they identify a major trend reversal. As the reversal is occurring, of course, we will sustain losses on existing positions and those positions will be reduced and then reversed as the models process new data. For example, in 2008 we exploited the major up move in commodities early in the year, gave back some of the profits in July and August as the markets turned over, and exploited the down move in commodities through year-end. During January and February of 2009, the fund was profitable on the basis of short equity, commodity and currency positions, and long interest rate futures positions. In early March, however, market participants'attitudes seemed to change abruptly. First equity prices rose. Then commodity prices moved up. Also, the dollar started to fall and longer term interest rates rose. As these changes occurred, the positions that had been profitable for so long began to generate losses. These positions were gradually reduced and in some cases reversed, but during June the price momentum dissipated. This market indecisiveness now puts the current portfolio at an interesting place. The current risk levels and positions in all sectors (interest rates, currencies, equities, and commodities) are relatively low. However, the models in many of the portfolio's markets are poised to respond in the event that major moves in either direction emerge from the current narrow trading ranges.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman